                                               Filed Pursuant to Rule 424(b)(2)
                                           Registration Statement No. 333-91719


PROSPECTUS SUPPLEMENT                         [Thomas Weisel Partners LLC Logo]

(To prospectus dated May 19, 2000)



                                   Jabil Logo

                               13,000,000 Shares
                                  Common Stock

--------------------------------------------------------------------------------

This is an offering of shares of common stock of Jabil Circuit, Inc. We are offering 13,000,000 shares in this offering.

Our common stock is traded on the New York Stock Exchange under the symbol "JBL." On June 5, 2000, the last reported sale price of our common stock on the New York Stock Exchange was $42.75 per share.
--------------------------------------------------------------------------------
INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 6.
--------------------------------------------------------------------------------

                                        Per Share      Total
Public offering price                    $41.75     $542,750,000
Underwriting discounts and commissions   $ 1.25     $ 16,250,000
Proceeds, before expenses, to us         $40.50     $526,500,000

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of common stock will be ready for delivery in New York, New York on or about June 9, 2000.
--------------------------------------------------------------------------------

                           THOMAS WEISEL PARTNERS LLC

The date of this prospectus supplement is June 6, 2000.

                               TABLE OF CONTENTS

        PROSPECTUS SUPPLEMENT          PAGE
SUMMARY..............................   S-3
USE OF PROCEEDS......................   S-6
DIVIDEND POLICY......................   S-6
PRICE RANGE OF COMMON STOCK..........   S-6
CAPITALIZATION.......................   S-7
SHARES ELIGIBLE FOR FUTURE SALE......   S-8
CERTAIN UNITED STATES FEDERAL TAX
  CONSIDERATIONS FOR NON-UNITED
  STATES HOLDERS.....................   S-9
UNDERWRITING.........................  S-12
LEGAL MATTERS........................  S-13
             PROSPECTUS                PAGE
ABOUT THIS PROSPECTUS................     3
JABIL CIRCUIT, INC...................     3
FORWARD-LOOKING STATEMENTS...........     5
RISK FACTORS.........................     6
USE OF PROCEEDS......................    10
RATIO OF EARNINGS TO FIXED CHARGES
  AND PREFERRED STOCK DIVIDENDS......    10
THE SECURITIES.......................    11
DESCRIPTION OF DEBT SECURITIES.......    11
DESCRIPTION OF CAPITAL STOCK.........    32
DESCRIPTION OF DEPOSITARY SHARES.....    34
DESCRIPTION OF WARRANTS..............    37
PLAN OF DISTRIBUTION.................    38
LEGAL MATTERS........................    38
EXPERTS..............................    39
WHERE YOU CAN FIND ADDITIONAL
  INFORMATION........................    39
INCORPORATION OF CERTAIN DOCUMENTS BY
  REFERENCE..........................    39

                           -------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS SUPPLEMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS PROSPECTUS SUPPLEMENT.

     When used in this prospectus supplement, the terms "Jabil," "we," "our," "us" and the "Company" refer to Jabil Circuit, Inc. and its subsidiaries.

                                    SUMMARY

     This summary is not complete and may not contain all of the information that you should consider before investing in the common stock. To understand this offering fully, you should carefully read the entire prospectus supplement and the accompanying prospectus and the documents incorporated by reference.

                              JABIL CIRCUIT, INC.

     We are one of the leading worldwide independent providers of electronic manufacturing services ("EMS"). We design and manufacture electronic circuit board assemblies and systems for major original equipment manufacturers ("OEMs") in the communications, computer peripherals, personal computer, automotive and consumer products industries. We serve our OEM customers with dedicated work cell business units that combine high volume, highly automated continuous flow manufacturing with advanced electronic design and design for manufacturability technologies. Our customers currently include industry leaders such as Cisco Systems, Inc., Dell Computer Corporation, Gateway, Inc., Hewlett-Packard Company, Johnson Controls, Inc., Lucent Technologies Inc. and Quantum Corporation. For the fiscal year ended August 31, 1999, we achieved net revenues of approximately $2.2 billion and net income of $84.8 million (restated to include the effect of the subsequent "GET Merger" (as defined below) that was accounted for as a pooling of interests). For the six months ended February 29, 2000, we achieved net revenues of approximately $1.5 billion and net income of approximately $60.4 million.

     Subsequent to August 31, 1999, we completed three business combinations. On September 1, 1999, we purchased EFTC Services, Inc. (the "EFTC Acquisition"), an electronic product service and repair business. Operating as Jabil Global Services, Inc., we continue to offer repair and warranty services for existing and future customers from our hub-based operations in Memphis, Tennessee; Louisville, Kentucky; and Tampa, Florida. The acquisition was recorded as a purchase.

     On September 13, 1999, we completed a merger with GET Manufacturing, Inc. (the "GET Merger"), a China-based electronics manufacturing services provider. We believe that the acquisition establishes Jabil as a leading EMS provider in China. The operations currently service customers in the computer peripherals, medical instruments, telephony, set-top box and consumer market industries. The transaction was accounted for as a pooling of interests and, accordingly, our historical consolidated financial statements have been restated to include the accounts and results of operations of GET Manufacturing, Inc.

     On February 1, 2000, we acquired the net assets of Bull Information Technology, an electronic manufacturing service provider. The business currently operates from leased facilities in the City of Contagem, State of Minas Gerais, in Brazil. We are acquiring approximately 30 acres in Contagem and will be constructing a new facility to replace the currently leased operations.

     The EMS industry has experienced rapid growth over the past several years as an increasing number of OEMs have outsourced their manufacturing requirements. OEMs are turning to outsourcing in order to reduce product cost, achieve accelerated time-to-market and time-to-volume production, access advanced design and manufacturing technologies, improve inventory management and purchasing power, reduce their capital investment in manufacturing facilities, and achieve parallel manufacturing of the same product throughout the world. We believe that further growth opportunities exist for EMS providers to penetrate the worldwide electronics markets.

     We offer our customers complete turnkey EMS solutions that are responsive to their outsourcing needs. Our work cell business units are capable of providing:

     - integrated design and engineering services

     - component selection, sourcing and procurement

     - automated assembly

     - design and implementation of product testing

     - parallel global production

     - systems assembly and direct order fulfillment services

     - repair and warranty services

     We currently conduct our operations in facilities that are located in the United States, China, Italy, Malaysia, Mexico, Brazil and Scotland, and anticipate completing construction of a new facility in Tiszaujvaros, Hungary late in 2000. Our parallel global production strategy provides our customers with the benefits of improved supply-chain management, reduced inventory obsolescence, lowered transportation costs and reduced product fulfillment time.

     We are focused on expanding our position as one of the leading global providers of electronic manufacturing services to major OEMs. To achieve this objective, we will continue implementing the following strategies:

     - ESTABLISH AND MAINTAIN LONG-TERM CUSTOMER RELATIONSHIPS. Our core strategy is to establish and maintain long-term relationships with leading electronics companies in expanding industries with the size and growth characteristics that can benefit from highly automated, continuous flow and global manufacturing. Historically, we have derived a majority of our growth from existing customers. We focus on maintaining long-term relationships with our customers and seek to expand such relationships to include additional product lines and services. In addition, we have a focused effort to identify and develop relationships with new customers who meet our profile.

     - UTILIZE WORK CELL BUSINESS UNITS. Each of our work cell business units is dedicated to one customer and operates with a high level of autonomy, utilizing dedicated production equipment, production workers, supervisors, buyers, planners and engineers. We believe our work cell business units promote increased responsiveness to our customers' needs, particularly as a customer relationship grows to multiple production locations.

     - EXPAND PARALLEL GLOBAL PRODUCTION. Our ability to produce the same product on a global scale is a significant requirement of our customers. We believe that parallel global production is a key strategy to reduce obsolescence risk and secure the lowest landed costs while simultaneously supplying products of equivalent or comparable quality throughout the world. Consistent with this strategy, we have expanded our existing Mexican facility, and, as part of the GET Merger, acquired manufacturing operations in China and Mexico.

     - OFFER SYSTEMS ASSEMBLY AND DIRECT ORDER FULFILLMENT. Our systems assembly and direct order fulfillment services allow our customers to reduce product cost and risk of product obsolescence by reducing total work-in-process and finished goods inventory. We offer these services at all of our manufacturing locations.

     - PURSUE SELECTIVE ACQUISITION OPPORTUNITIES. An increasing number of OEMs are divesting internal manufacturing operations to EMS providers. In many of these situations, the OEM enters into a customer relationship with the EMS provider. Our acquisition strategy is focused on obtaining from OEMs manufacturing operations with consistent growth and experienced management teams, and opportunities for long-term outsourcing relationships.

     Our principal executive offices are located at 10560 Ninth Street North, St. Petersburg, Florida 33716, and our telephone number is (727) 577-9749. Our website is located at www.jabil.com. Information contained in our website is not a part of this prospectus supplement or the accompanying prospectus or the documents incorporated by reference in this prospectus supplement or the accompanying prospectus.

                                  THE OFFERING

Total Common Stock Offered by Jabil........  13,000,000 shares
Common Stock to be Outstanding After the
  Offering(1)..............................  189,960,109 shares
Use of Proceeds............................  For repayment of outstanding borrowings under our revolving credit facility ($225
                                             million as of June 5, 2000), and the
                                             remainder for capital expenditures and
                                             general corporate purposes, including
                                             increasing our working capital and possible
                                             acquisitions.
New York Stock Exchange symbol.............  "JBL"

---------------

(1) This information is based on 176,960,109 shares outstanding at June 2, 2000, and it excludes 13,222,519 shares of our common stock issuable upon exercise of outstanding options.

                                USE OF PROCEEDS

     The net proceeds from the sale of the common stock, after deducting underwriting compensation and estimated fees and expenses, are expected to be approximately $525,350,000 and will be used to repay the outstanding borrowings under our $500,000,000 revolving credit facility with a syndicate of banks (the "Revolver"). At June 5, 2000, borrowings under the Revolver were $225,000,000 and the effective interest rate was 7.45%. The Revolver expires on April 6, 2003 and outstanding borrowings are then due and payable. We intend to use the remaining net proceeds of the Offering for capital expenditures and general corporate purposes, including increasing our working capital and possible acquisitions. Pending such use, the net proceeds may be invested temporarily in cash and cash equivalents or short-term investments or used to reduce our short-term indebtedness.

                                DIVIDEND POLICY

     We have never declared or paid cash dividends on our capital stock and do not anticipate paying cash dividends in the foreseeable future. We intend to retain any future earnings for reinvestment in our business.

                          PRICE RANGE OF COMMON STOCK

     Prior to May 5, 1998, our common stock traded on the Nasdaq National Market. Since that date, our common stock has traded on the New York Stock Exchange under the symbol "JBL." The following table sets forth the range of high and low sale prices per share of our common stock as reported on the Nasdaq National Market and the New York Stock Exchange for the fiscal periods indicated.

                                                               HIGH        LOW
                                                              ------      ------
FISCAL YEAR 1998
     First quarter ended November 30, 1997..................  $18.00      $ 9.07
     Second quarter ended February 28, 1998.................  $14.19      $ 7.38
     Third quarter ended May 31, 1998.......................  $13.32      $ 7.47
     Fourth quarter ended August 31, 1998...................  $ 9.57      $ 5.75
FISCAL YEAR 1999
     First quarter ended November 30, 1998..................  $14.94      $ 5.75
     Second quarter ended February 28, 1999.................  $19.75      $14.13
     Third quarter ended May 31, 1999.......................  $27.10      $14.75
     Fourth quarter ended August 31, 1999...................  $27.69      $18.16
FISCAL YEAR 2000
     First quarter ended November 30, 1999..................  $36.19      $21.82
     Second quarter ended February 29, 2000.................  $39.66      $30.25
     Third quarter ended May 31, 2000.......................  $45.44      $28.13
     Fourth quarter (through June 5, 2000)..................  $47.00      $37.75

     On June 5, 2000, the last sale price of our common stock as reported on the New York Stock Exchange was $42.75 per share, and on June 2, 2000 there were 2,065 holders of record of our common stock.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of February 29, 2000
(1) on an actual basis and (2) as adjusted to reflect this offering of our common stock and the application of the net proceeds from this offering as set forth under "Use of Proceeds". This table should be read in conjunction with our consolidated financial statements and related notes that we have incorporated by reference in the accompanying prospectus.

                                                              AS OF FEBRUARY 29, 2000
                                                              ------------------------
                                                               ACTUAL     AS ADJUSTED
                                                              ---------   ------------
                                                                   (IN THOUSANDS)
Current installments of long-term debt......................  $  8,333     $    8,333
                                                              ========     ==========
Long-term debt, less current installments:
  Revolving credit facility.................................    95,000(1)          --
  6.89% Senior Notes due 2004...............................    33,333         33,333
          Total long-term debt..............................   128,333         33,333
Stockholders' equity:
  Preferred stock, 10,000,000 shares ($.001 par value)
     authorized, none issued and outstanding................        --             --
  Common stock, 250,000,000 shares ($.001 par value)
     authorized, 175,268,000 shares issued and outstanding;
     189,960,109 shares issued and outstanding as
     adjusted(2)............................................       175            190
Additional paid-in capital..................................   306,658        831,994
Retained earnings...........................................   341,590        341,590
Accumulated other comprehensive expense.....................      (542)          (542)
                                                              --------     ----------
Net stockholders' equity....................................   647,882      1,173,232
                                                              --------     ----------
          Total capitalization..............................  $784,548     $1,214,898
                                                              ========     ==========

---------------

(1) At June 5, 2000, borrowings under the revolving credit facility were $225,000,000.
(2) All outstanding share numbers exclude 13,222,519 shares subject to outstanding options under our benefit plans. The as adjusted numbers include 468,339 shares of common stock issued pursuant to the exercise of stock options between February 29, 2000 and June 5, 2000.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Once the Offering made by this prospectus supplement is complete, we will have 189,960,109 shares of common stock outstanding. Of these shares, approximately 147,064,293 shares will be freely tradeable without restriction or registration under the Securities Act by persons who are not "affiliates" of Jabil, as defined in the Securities Act. The remaining approximately 42,895,816 shares of common stock outstanding will be "restricted securities" as defined by Rule 144.

     In general, under Rule 144, a person, or a group of persons if their shares are required to be aggregated, who for at least one year has beneficially owned shares of our common stock that have not been registered under the Securities Act or that were acquired from one of our "affiliates" as defined under the Securities Act is entitled to sell shares of common stock subject to certain limitations. The person or group may not sell within any three-month period a number of shares that is more than the greater of (1) one percent of the number of then outstanding shares of our common stock and (2) the average weekly reported trading volume during the four calendar weeks preceding the sale. The sales of the person or group under Rule 144 also are subject to notice requirements and to there being current information publicly available about Jabil. Also, these sales must be made in unsolicited brokers' transactions or to a market maker.

     A person, or a group of persons if their shares are required to be aggregated, who is not our "affiliate" during the three months preceding a sale and who had beneficially owned shares of our common stock for at least two years is entitled to sell those shares without regard to the volume, notice, information and manner of sale provisions of Rule 144.

     As of June 2, 2000, we had reserved an aggregate of 13,222,519 shares of our common stock for issuance upon the exercise of outstanding options granted to our employees and directors. Except for any shares held by persons that are our "affiliates" as defined under the Securities Act, shares issued upon exercise of these options are freely tradeable.

     We cannot predict the effect, if any, that sales of shares of our common stock or the availability of shares of our common stock for sale will have on the prevailing market price of our common stock. However, sales of significant amounts of our common stock, or the perception that significant sales of our common stock may occur, could adversely affect the prevailing market price of our common stock. Significant sales of shares of our common stock could also impair our ability to raise capital by issuing additional equity securities.

     In lock-up agreements entered into in connection with the Offering, two of our existing executive officers/directors have agreed, for a lock-up period of 60 days after the date of this prospectus supplement, not to make certain dispositions of any shares of our common stock. The executive officers/directors who have executed these lock-up agreements hold in aggregate approximately 37,027,850 shares of our common stock. The persons subject to these lock-up agreements have agreed, subject to certain exceptions, not to directly or indirectly:

     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option or right or warrant for the sale of, or otherwise dispose of or transfer, in any way, any shares of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock, whether now owned or later acquired by the person executing the agreement or with respect to which the person executing the agreement later acquires the power of disposition

     - file a registration statement under the Securities Act for the foregoing

     - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of our common stock whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise without the prior written consent of Thomas Weisel Partners LLC.

     The restrictions of the lock-up agreements do not apply:

     - to the sale to the underwriter of the shares of common stock in this Offering

     - to the issue of shares of common stock upon the exercise of outstanding stock options

     - to the issue of options pursuant to our stock option plans

     - to the sale of up to 200,000 shares of common stock by each of the two executive officers/directors who have executed the lock-up agreements

                       CERTAIN UNITED STATES FEDERAL TAX
                  CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

     The following is a general discussion of some of the U.S. federal income and estate tax consequences of the ownership and disposition of Jabil's common stock applicable to non-U.S. holders. A non-U.S. holder is generally an individual, corporation, estate or trust other than:

     - an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

     - a corporation created or organized in the United States or under the laws of the United States or of any political subdivision thereof;

     - an estate whose income is includable in gross income for U.S. federal income tax purposes regardless of its source; and

     - a trust, if, in general (i) a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all of its substantial decisions or (ii) such trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

     The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable Treasury regulations, and administrative and judicial interpretations as of the date of this prospectus supplement, all of which are subject to change, possibly with retroactive effect. The following summary is for general information and applies only to non-U.S. holders that hold Jabil's common stock as a capital asset. In addition, this discussion does not apply to persons holding Jabil's shares through a partnership or other pass-through entity. If you are a non-U.S. holder, you should consult a tax advisor on the U.S. federal tax consequences of holding and disposing of Jabil's common stock with respect to your particular circumstances, for example, if you are a former citizen or resident of the United States, as well as any tax consequences under the laws of any U.S. state or local or non-U.S. taxing jurisdiction.

DIVIDENDS

     Dividends paid to a non-U.S. holder of common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or a lower rate that an applicable income tax treaty may specify. Non-U.S. holders should consult their tax advisors on their entitlement to benefits under a relevant income tax treaty.

     Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the U.S. are generally subject to U.S. federal income tax on a net income basis at regular graduated rates, but are not generally subject to the 30% withholding tax if the non-U.S. holder files an appropriate IRS form with the withholding agent. Any U.S. trade or business income received by a non-U.S. holder that is a corporation may, under specific circumstances, be subject to an additional branch profits tax at a 30% rate or a lower rate that an applicable income tax treaty may specify.

     Dividends paid prior to January 1, 2001 to an address in a foreign country are presumed, absent actual knowledge to the contrary, to be paid to a resident of that country for purposes of the withholding discussed above and for purposes of determining the applicability of an income tax treaty rate. For dividends paid after December 31, 2000 a non-U.S. holder of common stock that claims the benefit of an income tax treaty rate generally will be required to satisfy applicable certification and other requirements.

     A non-U.S. holder of common stock that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

DISPOSITION OF COMMON STOCK

     A non-U.S. holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of common stock unless:

     - the gain is effectively connected with a U.S. trade or business, in which case the gain will be taxed on a net income basis at graduated rates and the branch profits tax may also apply to a corporate non-U.S. holder;

     - the non-U.S. holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets certain other requirements, in which case the gain will be taxed at a 30% rate;

     - the non-U.S. holder is subject to U.S. tax under provisions applicable to certain U.S. expatriates (including certain former citizens or residents of the United States); or

     - Jabil is or has been a U.S. real property holding corporation for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the non-U.S. holder's holding period for the common stock.

     The tax relating to stock in a U.S. real property holding corporation does not apply to a non-U.S. holder whose holdings, actual and constructive, at all times during the applicable period, amount to 5% or less of the common stock, provided that the common stock is regularly traded on an established securities market. Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. Jabil believes that it has not been, is not, and does not anticipate becoming, a U.S. real property holding corporation for U.S. federal income tax purposes.

FEDERAL ESTATE TAXES

     Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

     Under specific circumstances, the IRS requires information reporting and backup withholding at a rate of 31% on specific payments on common stock. Under currently applicable regulations, non-U.S. holders of common stock generally will be exempt from information reporting and backup withholding on dividends paid prior to January 1, 2001 to an address outside the U.S. For dividends paid after December 31, 2000, a non-U.S. holder of common stock that fails to certify its non-U.S. holder status under applicable Treasury regulations may be subject to information reporting and backup withholding at a rate of 31% on payments of dividends.

     Under regulations currently in effect, the payment of proceeds from the disposition of common stock to or through a United States office of a broker will be subject to information reporting and backup withholding unless the beneficial owner, under penalty of perjury, certifies, among other things, its status as a non-U.S. holder or otherwise establishes an exemption. The payment of proceeds from the disposition of common stock to or through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding and information reporting except as noted below. In the case of proceeds from a disposition of common stock paid to or through a non-U.S. office of a broker that is: (1) a United States person, (2) a "controlled foreign corporation" for United States federal income tax purposes, or (3) a foreign person 50.0% or more of whose gross income from certain periods is effectively connected with a United States trade or business, information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its files that the owner is a non-U.S. holder (and the broker has no actual knowledge to the contrary).

     Under regulations generally effective for payments made after December 31, 2000, the payment of dividends or the payment of proceeds from the disposition of common stock to a non-U.S. holder to or through a broker having certain enumerated connections with the United States may be subject to information reporting and backup withholding at a rate of 31.0% unless such recipient provides to the payor certain documentation as to its status as a non-U.S. holder or otherwise establishes an exemption. Prospective investors should consult their tax advisors regarding the application of the such regulations to their particular circumstances.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded or credited against the holder's U.S. federal income tax liability, if any, if the holder provides the required information to the IRS in a timely manner.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting agreement which consists of a terms agreement and the underwriting agreement basic provisions, we have agreed to sell to Thomas Weisel Partners LLC (the "underwriter"), and the underwriter has agreed to purchase all of the shares of the common stock. The underwriting agreement provides that the underwriter is obligated to purchase all of the shares of common stock offered hereby if any are purchased.

     The underwriter proposes to offer the common stock initially at the offering price on the cover page of this prospectus supplement. After the initial public offering, the public offering price may be changed.

     The following table shows (1) the per share and total public offering price, (2) the underwriting discounts and commissions to be paid by Jabil to the underwriter and (3) the proceeds before expenses to Jabil.

                                                              PER SHARE      TOTAL
                                                              ---------   ------------
Public offering price.......................................   $41.75     $542,750,000
Underwriting discounts and commissions......................   $ 1.25     $ 16,250,000
Proceeds, before expenses, to Jabil.........................   $40.50     $526,500,000

     We estimate that our out-of-pocket expenses (exclusive of underwriting discounts and commissions) for this offering will be approximately $1,150,000.

     The shares of common stock are being offered by the underwriter, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of certain legal matters by counsel for the underwriter and certain other conditions. The underwriter reserves the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

     We have agreed to indemnify the underwriter against liabilities under the Securities Act of 1933 or to contribute to payments which the underwriter may be required to make in respect thereof.

     Jabil and certain of its executive officers/directors have agreed, subject to certain exceptions, not to directly or indirectly (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of common stock or securities convertible into or exchangeable or exercisable for or repayable with common stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the Securities Act of 1933 with respect to the foregoing or (2) enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of common stock or such other securities, in cash or otherwise, without the prior written consent of the underwriter, for a period of 60 days after the date of this prospectus (90 days, in the case of Jabil). In the case of each executive officer/director, notwithstanding the foregoing provisions, the executive officer/director may sell up to 200,000 shares during the 60-day period. See the "Shares Eligible for Future Sale" section of this prospectus supplement.

     Jabil's common stock is listed on the New York Stock Exchange under the symbol "JBL."

     The underwriter may engage in over-allotment, stabilizing transactions and covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock.

     - Over-allotment involves sales in excess of the offering size, which creates a short position.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover short positions.

     Such stabilizing transactions and covering transactions may cause the price of the common stock to be higher than it would otherwise be in the absence of such transactions. Neither Jabil nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither Jabil nor the underwriter makes any representation that the underwriter will engage in such transactions or that such transactions, if commenced, will not be discontinued without notice.

     The underwriter and/or its affiliates have provided in the past and may provide in the future investment and commercial banking and other related services to Jabil in the ordinary course of business for which the underwriter and/or its affiliates have received or may receive customary fees and reimbursement of their out-of-pocket expenses.

     Purchasers of the shares of common stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

     Thomas Weisel Partners LLC, the underwriter, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-manager on 162 filed public offerings of equity securities, of which 114 have been completed, and has acted as a syndicate member in an additional 95 public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the shares of common stock offered hereby will be passed upon for Jabil by Holland & Knight LLP, Tampa, Florida. Certain legal matters related to the Offering will be passed upon for the underwriter by Brown & Wood LLP, New York, New York.

PROSPECTUS SUPPLEMENT   June 6, 2000          [Thomas Weisel Partners LLC Logo]

                                  Jabil Logo

                               13,000,000 Shares
                                 Common Stock

                          THOMAS WEISEL PARTNERS LLC